EXHIBIT 21 SUBSIDIARIES OF THE COMPANY

Maska U.S., Inc.
SLM Trademark Acquisition Corp.
Sport Maska Inc.
SLM Trademark Acquisition Canada Corporation
Sport Maska Europe S.A.R.L.
Maska H.K. Limited
#1 Apparel Canada Inc.
Sports Holdings Corp.
Tropsport Acquisitions Inc.
SHC Hockey Inc.
KHF Sports OY
WAP Holding Inc.
JOFA Holding AB
JOFA AB
JOFA Norge A/S
J.W.
SOLTE
2867923 Canada Inc.
KARHU Canada Inc.


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